Exhibit 99.1

FCA outperformed the European industry average once again in June with a 17.7% year-over-year increase in passenger car sales. The Group was leader in the European A segment for the 30th consecutive month, with the Fiat 500 and Fiat Panda accounting for a combined 27.7% share. The Fiat 500L ranked first in the Small MPV segment for the ninth consecutive month and had a 23.8% segment share for the year-to-date. With the 500X also making a positive contribution - and ranking firmly among the top selling models in its segment - Fiat brand sales were up 14.8% year-over-year. The Jeep Renegade posted its best European sales result since launch, with more than 5,400 vehicles sold, driving a nearly three-fold increase for the brand in June.

In June, new passenger car registrations in Europe (EU28+EFTA) were up 14.8% over the prior year to nearly 1,414,000 units. For the six months year-to-date, new registrations increased 8.2% to 7,415,000 vehicles.

FCA outperformed the industry average for the sixth consecutive month, with June sales up 17.7% to more than 87,400 vehicles. This represented the Group’s highest percentage increase since January 2010. Market share was 20 basis points higher at 6.2%.
The Group outpaced the industry in most major markets, with sales up 20.1% year-over-year in Italy (+14.4% for the industry), 15.9% in Germany (+12.9% for the industry), 22.8% in France (+15.0% for the industry) and 26.2% in Spain (+23.4% for the industry).
FCA also outperformed the industry for the year-to-date, with sales increasing 12.6% to nearly 473,000 vehicles and share 30 basis points higher at 6.4%.

Fiat brand posted June sales of more than 66,000 vehicles, an increase of 14.8% over June a year ago and market share was in line with the prior year at 4.7%. The brand’s June sales were up 15.9% year-over-year in Germany, 31.8% in France and 25.1% in Spain, outperforming the industry in all three markets. In Italy, all Fiat brand vehicles ranked first in their respective segments for the month.
For the year-to-date, the brand’s European sales were up 9.6% to 356,000 vehicles, and share was 10 basis points higher at 4.8%.
The brand continued as leader in the European A segment, with the 500 and Panda accounting for a combined 28.3% share year-to-date and sales of the 500 passing the 100,000 unit mark. In June, the 500 was the number one A-segment vehicle, with more than 19,200 units sold, followed by the Panda, with nearly 14,800 units sold for the month (+10.1%) and nearly 92,000 sold for the year-to-date. With more than 9,100 units sold, the 500L was leader in the Small MPV segment for the ninth consecutive month and posted a 23.8% share for the year-to-date. The 500X strengthened its position among the European top ten in the Small SUV segment, with sales increasing to more than 7,600 vehicles in June from 5,700 in May.

Lancia/Chrysler posted June sales of nearly 6,400 vehicles, accounting for a 0.5% share of the market. For the year-to-date, sales totaled 36,000 units (0.5% share).
The brand posted a particularly strong result in Italy, with sales up 22.0% year-over-year versus an industry increase of 14.4%. For the Lancia Ypsilon, June sales totaled more than 6,000 units representing a 4.7% year-over-year increase for Europe overall and a 35.8% increase in Italy.

Alfa Romeo posted European sales of nearly 5,500 vehicles in June with market share at 0.4%. Year-to-date, brand sales totaled 31,000 vehicles with share at 0.4%.
The brand posted June sales increases in Italy (+17.1%) and Austria (+31.7%). For the Giulietta, sales were up 1.7% for the year-to-date.

Jeep continued its streak of year-over-year sales increases with June sales up 176.3% to nearly 8,500 vehicles, representing the highest percentage increase of any brand in Europe. Market share tripled to 0.6% from 0.2% a year ago.
Year-to-date, sales totaled 45,000 vehicles, an increase of 174.3% versus the 16,000 vehicles sold during the same period in 2014. Market share was 40 basis points higher at 0.6%.

The brand significantly outperformed the industry average in each of the five major European markets. June sales were up 309.2% year-over-year in Italy, 53.2% in Germany, 490.8% in France,160.8% in the UK, and 357.8% in Spain.
Those results were driven by the Jeep Renegade, which has firmly established itself among the top ten in the Small SUV segment. The Renegade posted its best monthly performance since launch with more than 5,400 vehicles sold.

For Ferrari and Maserati, the Group’s luxury brands, European sales totaled 924 vehicles in June and 4,984 vehicles for the year-to-date.

London, 16 July 2015

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